

May 30, 2014

Mr. R. Craig Owen
Senior Vice President and Chief Financial Officer
Southwestern Energy Company
2350 North Sam Houston Parkway East, Suite 125
Houston, Texas 77032

> **Re:** **Southwestern Energy Company**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-08246**

Dear Mr. Owen:

We have reviewed your response letter dated May 27, 2014 as well as your filing and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Exhibit 99.1

1. In your response to comment 4 in our letter dated May 13, 2014, you clarified there were 268 proved undeveloped locations totaling 662 Bcf that were associated with a negative present worth when discounted at 10 percent. Based on the disclosure of your proved reserves provided on page 7 of the 2013 Form 10-K, we note the 662 Bcf attributable to these locations represents approximately 24.2% of your total proved undeveloped reserves of 2,737 Bcfe and 9.5% of your total proved reserves of 6,976 Bcfe. To the extent that the Company determines that the reserves associated with locations that have negative present worth discounted at 10% comprise a material portion of the Company's total proved reserves, please expand your disclosure regarding such locations in your annual filing on Form 10-K to address the following:

    - Clarify that reported reserve volumes include locations and quantities that have a negative present value when discounted at 10%;

- Indicate the number of locations and reserve volumes with a negative present value, and;

- Confirm that you have made a final investment decision, and are committed to developing the reserves, despite the negative value.

See FASB ASC paragraph 932-235-50-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3489 if you have other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant